Exhibit 12.1

TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC

COMPUTATION OF EARNINGS TO FIXED CHARGES

Thousands of Dollars, except ratios

(UNAUDITED)

	Year Ended December 31,					For the Nine Months Ended September 30, 2015	For the Nine Months Ended September 30, 2016
	2011	2012	2013	2014	2015
Earnings Available for Fixed Charges:
Net Income	$279,658	$272,466	$374,026	$422,884	$575,457	$427,122	$384,471
Adjustment for undistributed income of equity investees	(851)	(4,506)	4,366	1,022	40	(152)	(36)
Plus — Interest expense and portion of rents representative of the interest factor, net of interest capitalized, and amortization of debt expense, discount and premium	95,420	89,464	84,614	85,395	84,707	62,452	115,742
Federal income taxes	0	0	0	0	0	0	0
Deferred federal income taxes	0	0	0	0	0	0	0
State and Municipal income taxes	368	348	1,303	384	167	1,145	790

Total	$374,595	$357,772	$464,309	$509,685	$660,371	$490,567	$500,967

Fixed Charges:
Interest on long-term debt	$92,685	$87,056	$81,006	$81,006	$81,006	$60,755	$109,148
Other interest expense (includes intercompany)	(373)	(130)	1,941	2,626	461	357	3,454
Portion of rents representative of the interest factor, including amounts capitalized	1,043	1,274	1,270	1,265	3,826	1,045	3,814
Amortization of debt expense, discount and premium	2,383	1,662	755	868	883	661	990

Total	$95,738	$89,862	$84,972	$85,765	$86,176	$62,818	$117,406

Ratio of earnings to fixed charges	3.91	3.98	5.46	5.94	7.66	7.81	4.27

For purposes of calculating the ratio of earnings to fixed charges:

(a)	Earnings represent the aggregate of pre-tax income, adjusted for undistributed income of equity investees, and fixed charges, net of interest capitalized.

(b)	Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.